UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34821

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jacksonville Savings Bank 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jacksonville Bancorp, Inc.

1211 West Morton Road

Jacksonville, IL 62650

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

EIN 37-1323900 PN 003

Report of Independent Registered Public Accounting Firm

and Financial Statements

December 31, 2015 and 2014

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Trustees

Jacksonville Savings Bank 401(k) Profit Sharing Plan

Jacksonville, Illinois

We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Decatur, Illinois

June 15, 2016

Federal Employer Identification Number: 44-0160260

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets

Investments, at Fair Value	$ 14,711,893	$ 13,706,489
Accounts receivable	311	4,817

Total assets	14,712,204	13,711,306

Liabilities

Accounts payable	12,471	9,839

Net Assets Available for Benefits	$ 14,699,733	$ 13,701,467

See Notes to Financial Statements	2

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014

Investment Income
Net appreciation in fair value of investments	$ 131,371	$ 628,072
Interest and dividends	547,271	536,365
Other income	12,230	9,738

Net investment income	690,872	1,174,175

Contributions
Employer	216,803	237,384
Participants	504,297	466,786
Rollovers	21,362	36,724

	742,462	740,894

Total additions	1,433,334	1,915,069

Deductions
Benefits paid to participants	422,612	645,430
Administrative expenses	12,456	9,846

Total deductions	435,068	655,276

Net Increase	998,266	1,259,793

Net Assets Available for Benefits, Beginning of Year	13,701,467	12,441,674

Net Assets Available for Benefits, End of Year	$ 14,699,733	$ 13,701,467

See Notes to Financial Statements	3

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1:	Description of the Plan

The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Bank) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan. Employee rollover and employee Roth contributions are also permitted. The Bank makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Bank determines the percentage each year. The Bank elected to match 2015 contributions up to 4.5% of eligible compensation of each participant and 2014 contributions up to 5.0% of the eligible compensation of each participant. The Bank may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. The Bank did not make a profit sharing contribution in 2015 or 2014.

Participant Investment Account Options

Investment account options available include various mutual funds, money market funds, savings deposit accounts, and common stock of Jacksonville Bancorp, Inc. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Bank’s matching contributions plus earnings thereon. Vesting in the Bank’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of service. A person is fully vested after 6 years of continuous service. Forfeitures are used to reduce the administrative expenses of the Plan.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2015 and 2014, the Plan had no forfeited nonvested accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing bid price reported on the active market on which the individual securities are traded. Mutual and money market funds are valued at the net asset value (NAV) of shares held by the plan at year end. Savings deposit accounts are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 3:	Change in Accounting Principle

In 2015, the Plan changed its accounting policy on plan accounting disclosures by adopting the provisions of ASU 2015-12, Plan Accounting (Topics 960, 962 and 965): Part II: Plan Investment Disclosures. The accounting policy change provided for in ASU 2015-12 changes the Plan’s disclosure requirements to eliminate and/or modify certain investment-related disclosures. This change was applied retrospectively for all periods presented.

Note 4:	Related Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by Jacksonville Savings Bank. Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Bank. At December 31, 2015 and 2014, participants held 164,838 and 162,752 shares, respectively.

The Plan also holds savings deposit accounts with Jacksonville Savings Bank, totaling $2,481,733 and $2,518,959 at December 31, 2015 and 2014, respectively.

The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Certain plan investments are shares of mutual funds management by American Funds. American Funds is custodian of these funds. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan for the investment management services are included in net appreciation in fair value of investments.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 5:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

			2015
	Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)

Common stock	$ 4,331,933	$ 4,331,933	$ —	$ —
Mutual funds	7,897,308	7,897,308	—	—
Money market fund	919	919	—	—
Savings deposit accounts	2,481,733	—	—	2,481,733

	$ 14,711,893	$ 12,230,160	$ —	$ 2,481,733

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

			2014
	Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)

Common stock	$ 3,743,305	$ 3,743,305	$ —	$ —
Mutual funds	7,386,395	7,386,395	—	—
Money market fund	57,830	57,830	—	—
Savings deposit accounts	2,518,959	—	—	2,518,959

	$ 13,706,489	$ 11,187,530	$ —	$ 2,518,959

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2015. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Level 3 securities are savings deposit accounts and are valued at amortized cost, which approximates fair value.

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Savings Deposit Accounts

Balance, January 1, 2014	$ 2,584,147

Interest income included in net increase in net assets available for benefits	45,296
Purchases	826,478
Redemptions	(936,962)

Balance, December 31, 2014	2,518,959

Interest income included in net increase in net assets available for benefits	49,988
Purchases	543,106
Redemptions	(630,320)

Balance, December 31, 2015	$ 2,481,733

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

	Fair Value at 12/31/15	Valuation Technique	Unobservable Inputs	Range (Weighted Average)

Savings deposit accounts	$ 2,481,733	Amortized cost	Contractual interest rate	1.85%

	Fair Value at 12/31/14	Valuation Technique	Unobservable Inputs	Range (Weighted Average)

Savings deposit accounts	$ 2,518,959	Amortized cost	Contractual interest rate	1.85%

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 6:	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7:	Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2011, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 8:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Jacksonville Savings Bank 401(k)

Profit Sharing Plan

EIN 37-1323900 PN 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issuer	Description of Investment	Current Value

Common Stock
Jacksonville Bancorp, Inc.*	164,838 shares	$4,331,933

Mutual Funds
American Funds Investment Company of America *	21,809 shares	727,754
American Funds Growth Fund of America *	17,955 shares	741,381
American Funds AMCAP Fund *	16,419 shares	426,063
American Funds Fundamental Investors *	11,368 shares	576,494
American Funds Income Fund of America *	48,125 shares	973,578
American Funds Capital World Growth & Income *	9,285 shares	402,614
American Funds Washington Mutual Fund *	4,244 shares	163,146
American Funds New Perspective Fund *	11,465 shares	412,954
American Funds Bond Fund of America *	652 shares	8,230
American Funds SMALLCAP World Fund *	1,773 shares	77,341
American Funds American Balanced Fund *	61,262 shares	1,459,884
American Funds Capital Income Builder Fund *	8,785 shares	490,657
American Funds New World Fund *	570 shares	28,510
American Funds Global Balanced Fund *	2,490 shares	70,249
American Funds 2010 Target Date *	3,781 shares	36,823
American Funds 2015 Target Date *	6,635 shares	68,540
American Funds 2020 Target Date *	9,806 shares	108,357
American Funds 2025 Target Date *	30,449 shares	351,384
American Funds 2030 Target Date *	19,166 shares	231,139
American Funds 2035 Target Date *	2,086 shares	25,245
American Funds 2040 Target Date *	25,238 shares	310,432
American Funds 2045 Target Date *	5,617 shares	69,711
American Funds 2050 Target Date *	5,457 shares	66,196
Vanguard Total Stock Market Index Fund	1,391 shares	70,626
		7,897,308

Savings Deposit Accounts
Jacksonville Savings Bank*	1.85%	2,481,733

Money Market
Fidelity Government Money Market	919 units	919

		$14,711,893

* Represents a party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACKSONVILLE SAVINGS BANK 401(k) PROFIT SHARING PLAN

Date: June 15, 2016	By:	/s/ John D. Eilering
John D. Eilering
Vice President
Jacksonville Savings Bank